February 22, 2013

Jennifer Gowetski, Senior Counsel
U.S. Securities and Exchange Commission
Attention: File Desk
100 F Street, NE
Washington, DC 20549

> **Re:** *Fundrise 906 H Street NE, LLC ("Fundrise" or the "Company")*
> *Amendment No. 3 to Regulation A Offering Statement on*
> *Form 1-A Filed on July 19, 2012*
> *File No. 024-10325*

Dear Ms. Gowetski:

We are responding to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") by email dated February 1, 2013 regarding Fundrise's Regulation A Offering Statement on Form 1-A referenced above (the "Form 1-A"). For your convenience, Fundrise's responses are prefaced by the Staff's corresponding comment in italicized text.

Unless stated otherwise, the terms "we", "us", "our", "Fundrise", "Company", "Management", or similar terms collectively refer to Fundrise 906 H Street NE, LLC.

General

1. *Please update your financial statement in your next amendment. For reference, see Part F/S of Form 1-A.*

Response: In response to the Staff's comment, Fundrise has updated its financial statements to be as of the end of its most recent fiscal year, December 31, 2012.

Statement of Revenue and Expenses, page 5

2. *We note your response to comment 2, and that the required statement has not been provided, and we reissue the original comment. Please provide a statement accompanying the income statement that in the opinion of management all adjustments necessary for a fair statement of results from the interim period have been included. For reference, see Part F/S of Form 1-A.*

Response: As Fundrise's financial statements are now dated as of the end of its most recent fiscal year, and no longer include any interim periods, we believe that the statement regarding interim periods called for by Part F/S is no longer applicable. As such, Fundrise has not included such statement in its notes to the financial statements.

* * *

We appreciate the Staff's comments and request the Staff contact Bjorn Hall of O'Melveny & Myers LLP at (202) 383-5415, (202) 383-5414 (facsimile) or bhall@omm.com (email), or the undersigned at (202) 584-0550, (202) 747-3982 (facsimile), or ben@fundrise.com (email) with any questions or comments regarding this letter.

Sincerely,



Benjamin S. Miller
Manager, Fundrise 906 H Street NE, LLC

Attachments

cc: Daniel S. Miller
        Manager, Fundrise 906 H Street NE, LLC

        Martin P. Dunn

        Bjorn J. Hall